

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 19, 2017

John Blaisure
Chief Executive Officer
Max Sound Corporation
8837 Villa La Jolla Drive, Unit 12109
La Jolla, California, 92037

> **Re:** **Max Sound Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 10, 2017**
> **File No. 000-51886**

Dear Mr. Blaisure:

We have limited our review of your filing to those issues we have addressed in our comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that Mr. Halpern "holds at least 33.4% of the voting power" of the company. Further, the beneficial ownership table indicates that your other director holds less than 1% of your common stock. In your response letter, please identify the stockholders from whom you obtained written consents and the percentage of votes they each represent and describe their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l) under the Securities Exchange Act of 1934. Alternatively, if you conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management

2.   The information presented in your beneficial ownership table is as of April 4, 2017. Please update this disclosure as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3483.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services